December 17, 2004

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C.  20549

Attn:	Linda van Doorn
William Demarest

Re:	Watson Wyatt & Company Holdings
File No. 001-16159
Form 10-K for the year ended June 30, 2004
Form 10-Q for the quarterly period ended September 30, 2004

Dear Ms. Doorn and Mr. Demarest:

We are submitting this letter in response to your letter, dated December 16, 2004, to Carl Mautz, Chief Financial Officer of Watson Wyatt & Company Holdings (the Company).  The response set forth below corresponds to the numbered paragraph in your letter.

In connection with our response, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission  from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements

Note 16 - Discontinued Operations

1.              Related to prior comment 6, expand your disclosure in future filings to include the information contained in your response.  Please confirm to us that you will expand your disclosure.

We will expand our disclosure in future filings to include the information provided in response to prior comment 6.

We believe we have addressed all of your comments.  Please contact me at (202) 715-7056 if you wish to discuss any of our responses.

Very Truly Yours,

Carl D. Mautz

Chief Financial Officer

Watson Wyatt and Company Holdings

cc:	Brian Lane, Esq.
Walter W. Bardenwerper, Esq.
Hong Nguyen, Esq.
Peter L. Childs, Controller